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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

                               Sunrise Resources, Inc.
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                            (Title of Class of Securities)

                                      86769K-10-5
                                    (CUSIP Number)

                                  Stephen D. Higgins

                                c/o Stephen D. Higgins
                                 23785 Strehler Road
                              Loretto, Minnesota  55357
                                    (612) 498-7000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                         April 30, July 1 and September 1997
               (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]


Check the following box if a fee is being paid with this statement:  [   ]

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                                     SCHEDULE 13D
                                CUSIP No. 86769K-10-5
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
    Stephen D. Higgins
    ###-##-####
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]
    (b)  [X ]
3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    OO
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
                       7)  SOLE VOTING POWER
                            3,198,332
                       _______________________________________________________
                       8)  SHARED VOTING POWER
NUMBER OF                    -0-
SHARES BENEFICIALLY    _______________________________________________________
OWNED BY EACH          9)  SOLE DISPOSITIVE POWER
REPORTING PERSON            3,198,332
WITH                   _______________________________________________________
                       10) SHARED DISPOSITIVE POWER
                             -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,198,332
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       41.1%
14)  TYPE OF REPORTING PERSON
       IN

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                                     SCHEDULE 13D

    Pursuant to Rule 13d-2(c), this Amendment No. 2 amends Mr. Higgin's
Schedule 13D dated February 13, 1995 and Amendment No. 1 thereto dated May 1, 1996.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    See Item 4 and Item 6.

ITEM 4.  PURPOSE OF TRANSACTION.

    On April 30, 1997, Mr. Peter King terminated (i) the Shareholder Voting Agreement dated May 1, 1996 among Peter J. King, the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust") and the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King (the "WBK Trust") (the "Shareholder Voting Agreement"); (ii) the Voting Trust Agreement dated September 26, 1996 among Stephen D. Higgins, as Trustee under the Peter J. King 1996 Grantor Retained Annuity Trust (the "1996 Grantor Trust"), Russell S. King and Stephen D. Higgins, as Trustees under the RSK Trust, William B. King and Stephen D. Higgins, as Trustees under the WBK Trust and Peter J. King, as the Voting Trustee (the "Voting Trust Agreement"); and (iii) the Appointment of Proxy dated September 26, 1996 by William B. King and Stephen D. Higgins, as Trustees under the WBK Trust (the "WBK Trust Proxy"). The Shareholder Voting Agreement and the WBK Trust Proxy were terminated pursuant to a Termination of Shareholder Voting Agreement and Termination of Proxy dated April 30, 1997 among Peter J. King, the WBK Trust and the RSK Trust (the "Termination of Shareholder Voting Agreement and Proxy"). The Voting Trust Agreement was terminated pursuant to a Termination of Voting Trust Agreement dated April 30, 1997 by Peter J. King, as the Voting Trustee (the "Termination of Voting Trust").

    On June 17 and June 25, 1997, an aggregate of 599,075 shares (the "Arbitration Shares") of common stock (the "Common Stock") of Sunrise Resources, Inc. (the "Company") were awarded to Mr. Peter King and Stephen D. Higgins, as Trustee for the WBK Trust and the RSK Trust. The Arbitration Shares were issued pursuant to an Arbitration Award dated June 17, 1997 of George F. McGunnigle, arbitrator and a Supplemental Arbitration Award dated June 25, 1997 of George F. McGunnigle, arbitrator (collectively, the "Arbitration Award"), in resolution of an arbitration proceeding initiated by Peter J. King, Stephen D. Higgins, for himself and as Trustee for the WBK Trust and the RSK Trust, Jeffrey G. Jacobsen, Andrew Sall, Daniel W. Cadwell, Carrie A. Halvorson, Thomas W. Kuharski, Anna M. Miller, Kelley A. Ross, James C. Teal, Denise A. Willhite, Susan L. Rehberger and Barry J. Schwach (the "Claimants") against Sunrise Leasing Corporation and its successor, the Company (the "Arbitration Proceeding"). The Company subsequently approved the issuance of the Arbitration Shares on July 1, 1997. Of the 599,075 shares granted pursuant to the Arbitration Award, 285,759 shares were issued in the name of Stephen D. Higgins, as Trustee for the WBK Trust; 222,257 shares were issued in the name of Stephen D. Higgins, as Trustee for the RSK Trust and 91,059 shares were issued in the name of Peter J. King.

                                    3
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    In September 1997, Mr. Peter King received a distribution of 155,764 shares of Common Stock of the Company from the 1996 Grantor Trust, in accordance with the terms and conditions thereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    The 3,198,332 shares of Common Stock owned directly or indirectly by Mr. Higgins constitutes approximately 41.1% of the Company's outstanding Common Stock, based upon the Company's Form 10-K for the year ending June 30, 1997, adjusted for the issuance of the Arbitration Shares. Mr. Higgins owns 5,029 shares individually and has the sole power to vote and dispose of those shares.

    Mr. Higgins is a co-trustee of each of the WBK Trust and the RSK Trust and has the sole power to vote and dispose of the shares of the Company held by such trusts. An aggregate of 1,640,285 and 1,276,783 are held by Mr. Higgins as Trustee under each of the WBK Trust and the RSK Trust, respectively. Each of the WBK Trust and the RSK Trust are irrevocable trusts. The WBK Trust is for the benefit of William B. King, the son of Peter King. William B. King and Mr. Higgins are co-trustees of the WBK Trust. Mr. William B. King has delegated all of his power to vote and dispose of the shares of the Company held in the WBK Trust to Mr. Higgins. The RSK Trust is for the benefit of Russell S. King, the son of Peter King. Russell S. King and Mr. Higgins are co-trustees of the RSK Trust. Mr. Russell S. King has delegated all of his power to vote and dispose of the shares of the Company held in the RSK Trust to Mr. Higgins.

    An aggregate of 276,235 shares are held of record by the 1996 Grantor Trust, for which Mr. Higgins is the sole trustee and has the sole power to vote and dispose of the shares. Mr. Peter King has retained an annuity interest in the 1996 Grantor Trust and his sons, William B. and Russell S. King are the beneficiaries of the principal of the 1996 Grantor Trust.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Mr. Peter King entered into the Termination of Shareholder Voting Agreement and Proxy as a consequent of the final resolution of all of the claims of the WBK Trust, the RSK Trust and the 1996 Grantor Trust against the Company that were the subject of the Shareholder Voting Agreement and WBK Trust Proxy. The Termination of Shareholder Voting Agreement and Proxy revoked any proxies in Mr. Peter King's favor given under the Shareholder Voting Agreement and the WBK Trust Proxy. The foregoing summary of certain provisions of the Termination of Shareholder Voting Agreement and Proxy is qualified by the Company of the Termination of Shareholder Voting Agreement and Proxy filed as Exhibit 3 hereto and which is incorporated herein in its entirety by reference.

    Mr. Peter King found the implementation of the Voting Trust Agreement to be unnecessary and elected to terminate the Voting Trust Agreement. The foregoing summary of

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    ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

certain provisions of the Termination of Voting Trust filed as Exhibit 4 hereto and which is incorporated herein in its entirety by reference.

         Exhibit 1      Arbitration Award dated June 17, 1997 issued by George
                        F. McGunnigle regarding the Arbitration Proceeding between Peter J. King, Stephen D. Higgins, for himself and as Trustee for the WBK Trust and the RSK Trust, Jeffrey G. Jacobsen, Andrew Sall, Daniel W. Cadwell, Carrie A. Halvorson, Thomas W. Kuharski, Anna M. Miller, Kelley A. Ross, James C. Teal, Denise A. Willhite, Susan L. Rehberger and Barry J. Schwach, as Claimants versus Sunrise Leasing Corporation and its successor the Company, as Respondents.

         Exhibit 2 Supplemental Arbitration Award dated June 25, 1997 issued by George F. McGunnigle regarding the Arbitration Proceeding.

         Exhibit 3 Termination of Shareholder Voting Agreement and Termination of Proxy dated April 30, 1997 among Peter
                        J. King, the WBK Trust and the RSK Trust.

         Exhibit 4 Termination of Voting Trust Agreement dated April 30, 1997 by Peter J. King, as the Voting Trustee.

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                                      SIGNATURES
    After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Stephen D. Higgins
                                            ----------------------------------
September 12, 1997                          Stephen D. Higgins

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                                    EXHIBIT INDEX


Exhibit No.                  Description                   Method of Filing
    1    Arbitration Award dated June 17, 1997 issued by
         George F. McGunnigle regarding the Arbitration
         Proceeding between Peter J. King, Stephen D.
         Higgins, for himself and as Trustee for the WBK
         Trust and the RSK Trust, Jeffrey G. Jacobsen,
         Andrew Sall, Daniel W. Cadwell, Carrie A.
         Halvorson, Thomas W. Kuharski, Anna M. Miller,
         Kelley A. Ross, James C. Teal, Denise A. Willhite,
         Susan L. Rehberger and Barry J. Schwach, as
         Claimants versus Sunrise Leasing Corporation and
         its successor the Company, as Respondents.........Electronically

    2    Supplemental Arbitration Award dated June 25, 1997
         issued by George F. McGunnigle regarding the
         Arbitration Proceeding............................Electronically

    3    Termination of Shareholder Voting Agreement and
         Termination of Proxy dated April 30, 1997 among
         Peter J. King, the WBK Trust and the RSK
         Trust.............................................Electronically

    4    Termination of Voting Trust Agreement dated April
         30, 1997 by Peter J. King, as the Voting
     Trustee...............................................Electronically

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